WATSON FARLEY

&

WILLIAMS

ATHENS BANGKOK DUBAI DUSSELDORF FRANKFURT HAMBURG HANOI HONG KONG LONDON

MADRID MILAN MUNICH NEW YORK PARIS ROME SEOUL SINGAPORE SYDNEY TOKYO

April 23, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Purcell
Laura Nicholson

Re:	Icon Energy Corp.
Draft Registration Statement on Form F-1
CIK No. 0001995574

Ladies and Gentlemen:

Reference is made to the second amended draft registration statement on Form F-1 (the “Draft Registration Statement”) of Icon Energy Corp. (the “Company”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 1, 2024. By letter dated April 10, 2024, the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement (the “Comment Letter”).

Set forth below is the Company’s response to Comment No. 2 contained in the Comment Letter and set forth in Annex A are the related changes the Company proposes to make to the Draft Registration Statement. The Annex is marked to show changes from the disclosure included in the Draft Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Description of Capital Stock, page 79

2.
We note your disclosure regarding the exclusive forum provision set forth in your amended and restated articles of incorporation, including your disclosure that your amended and restated articles of incorporation provide that, unless you consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for claims that would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable. We also note that the federal forum selection provision in Section 7.2 of your form of amended and restated articles of incorporation filed as Exhibit 3.1 selects the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States) ”after giving effect to Section 7.1,” which selects the High Court of the Republic of the Marshall Islands for certain claims. Please revise your prospectus disclosure to clarify whether your exclusive forum provision selects the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States) for actions arising under the Securities Act or the Exchange Act. In addition, please ensure that your exclusive forum provision in your amended and restated articles of incorporation is consistent with such revised disclosure.

The Company respectfully advises the Staff that there is currently a circuit split in the United States (between the Courts of Appeals for the Seventh and Ninth Circuits)1 as to whether, under certain circumstances, a forum selection clause requiring derivative actions to be brought in a specified forum other than the federal courts would contravene Section 27 of the Exchange Act, which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder, with respect to a derivative suit alleging a violation of the Exchange Act. The circuit split follows a line of cases that analyze the enforceability of forum selection provisions in the context of derivative Securities Act and Exchange Act claims.

It is uncertain how long the current circuit split will continue and whether the U.S. Supreme Court will decide to review similar cases in the future, and therefore, the Company’s exclusive forum provision in its form of amended and restated articles of incorporation (the “Forum Selection Provision”) is intended to operate flexibly to conform with the state of the law.

In pertinent part, the Forum Selection Provision provides (i) in Section 7.1, that to the fullest extent permitted by law, the sole and exclusive forum for any Specified Claim (as defined therein), which includes derivative actions and proceedings, shall be the High Court of the Republic of the Marshall Islands, and (ii) in Section 7.2, that the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or Exchange Act and any rule or regulation promulgated thereunder, to the extent such claims would be subject to the jurisdiction provisions of Section 22 of the Securities Act and Section 27 of the Exchange Act, as applicable, and after giving effect to clause (i) above.

In view of the circuit split, it is possible that, in applying the Company’s Forum Selection Provision, a court would determine that a derivative action alleging a violation of the Securities Act or Exchange Act, as applicable, would be required to be brought in the High Court of the Republic of the Marshall Islands rather than the United States District Court for the Southern District of New York if doing so would be permitted by law (and therefore in the scope of Section 7.1 of the Forum Selection Provision) because such action is determined by the court to be not subject to the jurisdiction provisions of Section 22 of the Securities Act or Section 27 of the Exchange Act, as applicable, in light of the Company’s Forum Selection Provision (and therefore Section 7.2 of the Forum Selection Provision would not be applicable). However, to the extent that a court determines that a derivative action alleging a violation of the Securities Act or Exchange Act is subject to the jurisdiction provisions of Section 22 of the Securities Act or Section 27 of the Exchange Act, as applicable, notwithstanding the Company’s Forum Selection Provision (and therefore in the scope of Section 7.2 of the Forum Selection Provision), then under the Company’s Forum Selection Provision the sole and exclusive forum would be the Southern District of New York and the selection of a Marshall Islands forum would not be permitted by law (and therefore Section 7.1 of the Forum Selection Provision would not be applicable).

1 See Lee v. Fisher,  70 F.4th 1129, 1156 (9th Cir. 2023) (en banc) (“In reaching this conclusion, we part ways with the Seventh Circuit’s decision in Seafarers . . . .”) (citing Seafarers Pension Plan v. Bradway, 23 F.4th 714 (7th Cir. 2022)).

The Forum Selection Provision is not intended to, and shall not, relieve the Company of its statutory duties to comply with the substantive obligations imposed by federal securities laws and the rules and regulations thereunder, nor will the Company’s shareholders be deemed to have waived the Company’s compliance with such laws, rules and regulations, as applicable. This disclosure is included in the Draft Registration Statement under the headings “Risk Factors—Risks Relating to our Company—Our amended and restated articles of incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees” and “Description of Capital Stock.”

In response to the Staff’s comment, the Company proposes to make clarifying changes to its disclosure in the Draft Registration Statement that will reflect the full text of the Forum Selection Provision and the existence of the current circuit split. Enclosed for your review is Annex A, which contains these proposed changes.

*     *     *     *     *

If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225 or Will Vogel at (212) 922-2280.

Yours sincerely,

Watson Farley & Williams LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.

Annex A

Our amended and restated articles of incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, (A) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or shareholder of the Company to the Company or the Company’s shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our articles of incorporation or bylaws, and (B)~~. Our amended and restated articles of incorporation further provide that, unless we consent in writing to the selection of an alternative forum,~~ the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or the Exchange Act, and any rule or regulation promulgated thereunder, to the extent such claims ~~that~~ would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (A) above. Although our forum selection provisions shall not relieve us of our statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders are not deemed to have waived our compliance with such laws, rules, and regulations, as applicable, ~~These~~ our forum selection provisions may increase costs associated with, and/or limit a shareholder’s ability to, bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims, although shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

Our amended and restated articles of incorporation include forum selection provisions as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provisions contained in our amended and restated articles of incorporation to be inapplicable or unenforceable in such action. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder~~, and accordingly, we cannot be certain that a court would enforce our forum selection provisions~~. Accordingly, the applicability of the provisions of our amended and restated articles of incorporation selecting a Marshall Islands forum for certain types of claims will be limited with respect to any such claims arising under the Securities Act or Exchange Act and, as a result, under certain such circumstances, the effect of our forum selection provisions may be uncertain. For example, with respect to derivative actions arising under the Exchange Act, there is currently disagreement among federal Courts of Appeals in the United States (a circuit split between the Courts of Appeals for the Seventh and Ninth Circuits) as to whether a forum selection clause which requires that derivative actions be brought in a specified forum other than the federal courts would contravene Section 27 of the Exchange Act under certain circumstances. The circuit split follows a line of cases that analyze the enforceability of forum selection provisions in the context of derivative Securities Act and Exchange Act claims. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable for these or other reasons. As a result, ~~and, accordingly,~~ we could be required to litigate claims in multiple jurisdictions, incur additional costs with resolving such action in other jurisdictions, or otherwise not receive the benefits that we expect our forum selection provisions to provide, which could adversely affect our business, financial condition and results of operations.

Forum Selection

Our amended and restated articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, (A) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or shareholder of the Company to the Company or the Company’s shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our articles of incorporation or bylaws, and (B)~~. Our amended and restated articles of incorporation further provide that, unless we consent in writing to the selection of an alternative forum,~~ the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the shall be the sole and exclusive forum for all claims arising under the Securities Act or the Exchange Act, and any rule or regulation promulgated thereunder, to the extent such claims ~~that~~ would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (A) above.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder~~, and accordingly, we cannot be certain that a court would enforce our forum selection provisions~~. Accordingly, the applicability of the provisions of our amended and restated articles of incorporation selecting a Marshall Islands forum for certain types of claims will be limited with respect to any such claims arising under the Securities Act or Exchange Act and, as a result, under certain such circumstances, the effect of our forum selection provisions may be uncertain. For example, with respect to derivative actions arising under the Exchange Act, there is currently disagreement among federal Courts of Appeals in the United States (a circuit split between the Courts of Appeals for the Seventh and Ninth Circuits) as to whether a forum selection clause which requires that derivative actions be brought in a specified forum other than the federal courts would contravene Section 27 of the Exchange Act under certain circumstances. The circuit split follows a line of cases that analyze the enforceability of forum selection provisions in the context of derivative Securities Act and Exchange Act claims.

It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable for these or other reasons.~~, and, accordingly~~ As a result, we could be required to litigate claims in multiple jurisdictions, incur additional costs, or otherwise not receive the benefits that we expect our forum selection provisions to provide.

Any person or entity holding, owning, or otherwise acquiring any shares of capital stock of us shall be deemed to have notice of and consented to the forum selection provisions in our amended and restated articles of incorporation. Although our forum selection provisions shall not relieve us of our statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders are not deemed to have waived our compliance with these laws, rules, and regulations, as applicable, our forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits with respect to such claims. For more information regarding the risks connected to the forum selection provisions in our amended and restated articles of incorporation, see “Risk Factors—Risks Related to our Common Shares—We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.”